Exhibit 99.1

Jaguar Mining Obtains Extension of CCAA Stay Period

Toronto, Ontario, Canada, January 14, 2014 — Jaguar Mining Inc. (“Jaguar” or the “Company”) announced today that it has obtained an order from the Ontario Superior Court of Justice (Commercial List) extending the period of the Court-ordered stay of proceedings against Jaguar and its subsidiaries under the Companies' Creditors Arrangement Act (“CCAA”) until February 28, 2014. The Company has been operating under the protection of the CCAA since December 23, 2013.

All inquiries regarding Jaguar’s CCAA proceeding should be directed to the Monitor, FTI Consulting Canada Inc., via email at: jaguarmining@fticonsulting.com or telephone: (416) 649-8044 or 1 (855) 754-5840. Information about the CCAA proceeding, including copies of all court orders and the Monitor's reports, is available at the Monitor's website http://cfcanada.fticonsulting.com/jaguar.

Forward-Looking Statements

Certain statements in this press release constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-Looking Statements can be identified by the use of words such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company’s website at www.jaguarmining.com.

Company Contact

Douglas Willock
Chief Financial Officer
(647) 495-5224
douglas.willock@jaguarmining.com.br